Sub-Item 77C:  Submission of matters to a vote of security holders


On May 12, 2000, the annual meeting of stockholders of Dreyfus Strategic Municipal Bond Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1)  To elect three Class I directors to the Board of Directors of the Fund.

Name           For            Withheld

Hodding
Carter, III    39,611,682     627,990

Joseph S.
DiMartino      39,701,047     538,624

Richard C.
Leone          39,778,681     535,546

In addition to the directors elected at the meeting, the following persons continue to serve as directors of the Fund: David W. Burke, Ehud Houminer, Hans C. Mautner, Robin A. Pringle and John E. Zuccotti. Mr. Zuccotti and Ms. Pringle are designated directors for the Fund's Auction Preferred Stock.

(2) To ratify the selection of Ernst & Young LLP as independent public accountants for the fiscal year ending November 30, 2000.

For            Against        Abstain

39,778,681     126,466        334,526